INFINITY CAPITAL GROUP, INC
                           80 BROAD STREET, 5TH FLOOR
                               NEW YORK, NY 10004
                                 (212) 962-4400




                                  March 3, 2010



VIA EDGAR
---------------------------------------
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0506



Re:  Rule 17g-1(g) Fidelity Bond Filing
     Infinity Capital Group, Inc.
     File No.:814-00708


Ladies and Gentlemen:

     On behalf of Infinity Capital Group, Inc. (the "Company"), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended, are the following:

     1. a copy of the fidelity bond covering the Company, which includes a statement as to the period for which premiums have been paid;

     2    a copy of the fidelity bond rider #7; and

     3. a Certificate of the Corporate Secretary of the Company containing the resolutions of the Board of Directors approving the amount, type, form and coverage of the Fidelity Bond and a statement as to the period for which premiums have been paid.

     If you have any questions regarding this submission, please do not hesitate to call me at (212) 962-4400.




                                        Very truly yours,


                                        /s/ Theodore A. Greenberg
                                        -----------------------------
                                        Theodore A. Greenberg
                                        Chief Financial Officer
                                        and Secretary
                                        Enclosures